Exhibit 12.1

Innophos Investments Holdings, Inc.

Calculation of the Ratio of Earnings to Fixed Charges

											Innophos Investments
	Year Ended December 31,						January 1, 2004 to August 13,		August 14, 2004 to December 31,		August 14, 2004 to September 30,		As of September 30,
(dollars in millions)	2001		2002		2003		2004		2004		2004		2005
Earnings
Income (loss) before provisions for income taxes	$33,809		$53,624		$11,861		$24,262		$(4,481)		$(2,026)		$(1,650)
Plus: fixed charges	12,858		5,939		5,536		3,879		11,689		3,778		35,399

	$46,667		$59,563		$17,397		$28,141		7,208		$1,752		33,749

Fixed Charges:
Gross Interest expense	10,856		4,242		3,530		3,098		11,224		3,623		34,323
Estimate of the interest within operating leases	2,002		1,697		2,006		781		465		155		1,076

	$12,858		$5,939		$5,536		$3,879		$11,689		3,778		35,399

Ratio of earnings to fixed charges	3.6	x	10.0	x	3.1	x	7.3	x	0.6	x	0.5	x	1.0	x